SCMP GROUP

82-3327

NEWSPAPER RETAIL

Direct Line 2680 8805 Direct Fax 2680 8860

BY REGISTERED POST

02049998

4 September 2002

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcements on (i) Interim Results for the Six Months Ended 30 June 2002; and (ii) Proposed Conditional Voluntary Cash Offer to Repurchase up to 173,438,400 Shares of the Company.

The Interim Report 2002 will be available in late September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Enclosures

VL/jc

dlw 9/16

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

Interim Results Announcement for the Six Months Ended 30 June 2002

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2002 as follows:

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT
For the six months ended 30 June 2002

	Note	For the six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Turnover	2	669,911	917,311
Other revenue	3	4,786	15,353
Staff costs		(207,052)	(256,183)
Cost of production materials/sales		(208,067)	(243,290)
Rental and utilities		(51,415)	(70,807)
Depreciation		(39,521)	(44,053)
Advertising and promotion		(14,490)	(20,599)
Other operating expenses		(61,287)	(63,679)
Gain on disposal of subsidiaries	2	11,209	–
Gain on disposal of long-term investment shares		–	22,039
Provision for asset impairment	4	–	(112,550)
Profit from Operating Activities		104,074	143,542
Finance costs		–	(534)
Operating Profit		104,074	143,008
Share of profits less losses of associates		2,716	2,525
Share of losses of a jointly controlled entity		(4,018)	(7,292)
Profit before Tax		102,772	138,241
Tax	5	(15,783)	(42,998)
Profit after Tax		86,989	95,243
Minority interests		(886)	(2,717)
Profit Attributable to Shareholders		86,103	92,526
Dividend Distribution			
Proposed interim dividend distribution of 4 cents (2001: 8 cents) per share		69,375	138,751
Earnings per Share	6		
Basic		4.96 cents	5.34 cents

CONDENSED CONSOLIDATED BALANCE SHEET
30 June 2002

	Note	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Non-Current Assets			
Publishing titles		–	–
Fixed assets	7	1,611,583	1,621,494
Interests in associates		43,999	45,900
Interests in a jointly controlled entity		10,694	11,213
Long-term investment shares		150,617	151,486
		1,816,893	1,830,093
Current Assets			
Inventories		43,331	56,981
Accounts receivable	8	140,027	158,238
Prepayments, deposits and other receivables		48,446	60,080
Bank balances and deposits		403,095	283,675
		634,899	558,974

4. Provision for Asset Impairment

	For the six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Provision for impairment in value of long-term investment shares	–	69,020
Provision for impairment in leasehold land and buildings	–	43,530
Total	–	112,550

5. Tax

	For the six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Company and subsidiaries:		
Hong Kong profits tax provision for the period	15,169	42,048
Associates:		
Elsewhere	614	950
	15,783	42,998

Hong Kong profits tax has been calculated at 16% (2001: 16%) on the assessable profits generated during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit for the period attributable to shareholders of HK$86,103,000 (2001: HK$92,526,000) and the weighted average of 1,734,383,996 (2001: 1,733,933,356) shares in issue during the period.

For the six months ended 30 June 2002, the diluted earnings per share was not shown as there was no dilution effect.

7. Fixed Assets

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2002	830,000	374,148	865,345	36,128	2,105,621
Additions	481	–	4,759	29,390	34,630
Transfers	–	–	1,557	(1,557)	–
Disposals	–	–	(2,185)	–	(2,185)
Disposal of subsidiaries	–	–	(17,497)	–	(17,497)
At 30 June 2002	830,481	374,148	851,979	63,961	2,120,569
Accumulated depreciation:					
At 1 January 2002	–	58,714	425,413	–	484,127
Provided during the period	–	4,160	35,361	–	39,521
Transfers	–	–	–	–	–
Disposals	–	–	(1,785)	–	(1,785)
Disposal of subsidiaries	–	–	(12,877)	–	(12,877)
At 30 June 2002	–	62,874	446,112	–	508,986
Net book value:					
At 30 June 2002 (Unaudited)	830,481	311,274	405,867	63,961	1,611,583
At 31 December 2001 (Audited)	830,000	315,434	439,932	36,128	1,621,494
Analysis of cost and valuation:					
At cost	481	341,148	851,979	63,961	1,257,569
At valuation – 1990	–	33,000	–	–	33,000
– 2001	830,000	–	–	–	830,000
	830,481	374,148	851,979	63,961	2,120,569

2

Operating costs and expenses for the six months ended 30 June 2002 decreased by 16.7% compared with the prior corresponding period, the decrease being primarily due to lower staff costs and cost of production materials and sales. Total headcount as at 30 June 2002 was 1,321 compared with 1,732 as at 30 June 2001 and 1,570 as at 31 December 2001. The reduction in headcount, and staff costs by 19.2%, was due to disposal of the recreation club and education businesses, cessation of the music publishing business, suspension of certain magazines titles and overall reduction of headcount. The decrease in cost of production materials and sales of 14.5% was primarily due to lower newsprint cost and usage. The average cost of newsprint for production and newsprint usage decreased some 20.1% and 22.1%, respectively. Average cost of newsprint for production was US$545 per metric ton ("pmt") compared with US$675 pmt for the same period last year. Rental and utilities and depreciation decreased by 27.4% and by 10.4%, respectively, as a result of the disposal of the recreation club and education businesses. Spending on advertising and promotion and other operating expenses was also lower compared to the prior corresponding period.

Review of Operations

Newspapers, magazines and other publications

For the six months ended 30 June 2002, this division recorded revenues and operating profit of HK$402.8 million and HK$57 million, a decrease of 30.2% and 59.1%, respectively, compared with the prior corresponding period, reflecting the continuous slowdown in the economy and difficult operating environment.

For the six months ended 30 June 2002, display advertising revenue in the newspapers decreased by 22.8% compared to the prior corresponding period, with volume down 4.3% and average yield also down due mainly to decreased colour and position premium. Advertising revenue in *Classified Post* was 47.7% below that of the prior corresponding period, volume was down 41.6% and average yield also lower.

Circulation revenue for the six months ended 30 June 2002 was down 3.9%, reflecting a decline in sales volume. Average circulation of the *South China Morning Post* was down 5.5% to 104,076 copies per day in the six months ended 30 June 2002. The *Sunday Morning Post* recorded a decrease of 1.6% to 90,872 copies per day in the six months ended 30 June 2002. The lower circulation sales reflect lower sales to airlines and hotels following the events of September 11, and lower street sales from the depressed economy.

Revenues from magazines and other publications for the six months ended 30 June 2002 was flat compared to prior corresponding period. The operating profit was lower mainly due to losses incurred by a new magazines title, *CosmoGIRL!* launched in September 2001.

Retailing

For the six months ended 30 June 2002, this division recorded revenues of HK$204.6 million, an increase of 3.8% compared to the prior corresponding period. The operating loss of HK$0.5 million (2001: HK$1.1 million) was due to the losses of the "*Health Plus*" business, which is still suffering from the sluggish retail consumer market. Since the beginning of this year, the Group had closed three unprofitable "*Health Plus*" shops, and currently operates 24 shops. The "*Daily Stop*" retail business continues to operate profitably. As at the end of June 2002, there were 75 "*Daily Stop*" outlets, up from 72 outlets six months ago.

Investment properties

Rental income from the Group's investment properties declined slightly due to a lease expiry but this was partly offset by a new lease in January 2002. The operating loss last year was due to a provision for diminution in value of two investment properties of HK$43.5 million; no provision was required for this six months period.

Video and film post-production

Turnover for the six months ended 30 June 2002 decreased by 44.8% to HK$10.7 million with an operating loss of HK$2.2 million. The poor performance was mainly due to reduction in documentary tape income and lower gross profit margins.

Entertainment, recreation and education

The recreation club and education businesses were disposed off in December 2001 and March 2002, respectively, while the operations of Capital Artists was suspended in October 2001. The financials relate to the operations of the education business during this period, and included in the operating profit was a gain of HK$11.2 million resulting from the disposal of the education business in March 2002.

Liquidity and Capital Resources

Net cash provided by operating activities was HK$133.1 million in the six months ended 30 June 2002, compared with an inflow of HK$281.6 million in the prior corresponding period. Net cash outflow from investing activities was HK$155.9 million, which was mainly the placement of cash on bank deposits maturing over three months.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs, planned capital expenditures.

The ratio of current assets to current liabilities was 3.7 times as at 30 June 2002 compared to 2.95 times as at 31 December 2001.

	Note		
Current Liabilities			
Accounts payable and accrued liabilities	9	133,057	167,594
Tax payable		24,192	8,996
Subscriptions in advance		13,491	12,875
		170,740	189,465
Net Current Assets		464,159	369,509
Total Assets Less Current Liabilities		2,281,052	2,199,602
Non-Current Liabilities			
Minority interests		6,449	10,676
Deferred tax		81,106	81,206
		87,555	91,882
		2,193,497	2,107,720
Capital and Reserves			
Issued capital	10	173,438	173,438
Reserves	11	1,950,684	1,934,282
Proposed dividend distribution	11	69,375	-
		2,020,059	1,934,282
		2,193,497	2,107,720

NOTES TO THE ACCOUNTS

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the 18-month period ended 31 December 2001 except that the Group has adopted the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 25 (revised)	Interim financial reporting
SSAP 33	Discontinuing operations
SSAP 34	Employee benefits

The adoption of the above new or revised accounting standards has had no significant impact to the financial statements for the six months ended 30 June 2002.

2. Segment Information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and online publications, retailing, property holding, video and film post-production and education.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover		Contribution to operating profit	
	For the six months ended 30 June			
	2002 (Unaudited)	2001 (Unaudited)	2002 (Unaudited)	2001 (Unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Newspapers, magazines and other publications	402,782	577,381	56,957	139,360
Retailing	204,597	197,014	(525)	(1,149)
Investment properties	38,716	42,003	37,558	(6,732)
Video and film post-production	10,669	19,369	(2,160)	1,208
Entertainment, recreation and education *(note)*	13,147	81,544	12,244	10,321
Total	669,911	917,311	104,074	143,008

Note: The Group disposed of its recreation club and education businesses in December 2001 and March 2002, respectively. During the period, a gain of HK$11.2 millions, which represents the difference between the net proceeds of sale and the carrying amount of the net assets of the education business at the date of sale is included in operating profit.

3. Other Revenue

	For the six months ended 30 June	
	2002 (Unaudited)	2001 (Unaudited)
	HK$'000	*HK$'000*
Dividend income from listed investments	1,241	1,343
Interest income	2,833	13,576
Others	712	434
Total	4,786	15,353

8. Trade Receivables

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	30 June 2002 (Unaudited)		31 December 2001 (Audited)	
	Balance	Percentage	Balance	Percentage
	HK$'000	%	*HK$'000*	%
0 to 30 days	70,692	45.5	65,746	37.7
31 to 60 days	40,977	26.4	62,700	36.0
61 to 90 days	28,807	18.5	27,884	16.0
Over 90 days	14,962	9.6	17,987	10.3
Total	155,438	100.0	174,317	100.0
Less: Provision for bad and doubtful debts	(15,411)		(16,079)	
	140,027		158,238	

9. Trade Payables

Included in accounts payable and accrued liabilities are trade payables and their ageing analysis is as follows:

	30 June 2002 (Unaudited)		31 December 2001 (Audited)	
	Balance	Percentage	Balance	Percentage
	HK$'000	%	*HK$'000*	%
0 to 30 days	44,894	54.5	66,192	59.2
31 to 60 days	18,435	22.4	25,819	23.1
61 to 90 days	7,312	8.9	9,175	8.2
Over 90 days	11,780	14.2	10,576	9.5
Total	82,421	100.0	111,762	100.0

10. Share Capital

	30 June 2002 (Unaudited)	31 December 2001 (Audited)
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
1,734,383,996 (2001: 1,734,383,996) shares of HK$0.10 each	173,438	173,438

11. Reserves & Proposed Dividend Distribution

	Share premium	Contributed surplus	Investments revaluation reserve	Asset revaluation reserve	Translation reserve	Retained profits/ (losses)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2002	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,132,233)	1,934,282
Shares premium reduction - *Note (a)*	(1,105,290)	-	-	-	-	1,105,290	-
Change in fair values of long-term investment shares	-	-	(869)	-	-	-	(869)
Exchange differences on consolidation	-	-	-	-	543	-	543
Profit for the period	-	-	-	-	-	86,103	86,103
At 30 June 2002 - *Note (b)* (Unaudited)	45,985	1,925,381	26,468	1,503	(38,438)	59,160	2,020,059

Note (a) – During the period, share premium account was reduced by an amount of HK$1,105,290,307 to enable the Company to eliminate its accumulated losses and to make distribution for the payment of dividends from retained profits in future.

Note (b) – The proposed interim dividend distribution of HK$69,375,000 for six months ended 30 June 2002 is to be paid out of the Company's contributed surplus.

12. Approval of the Interim Financial Report

These interim accounts were approved by the Board of Directors on 3 September 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company during the period. The principal activities of the Group during the period comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and online publications, retailing, property investment, video and film post-production and education.

Operating Results of the Group

For the six months ended 30 June 2002, the Group's unaudited consolidated turnover and profit attributable to shareholders amounted to HK$669.9 million (2001: HK$917.3 million) and HK$86.1 million (2001: HK$92.5 million). Basic earnings per share was HK4.96 cents (2001: HK5.34 cents), a decrease of 7.1% compared to the same period last year.

The reported earnings of HK$86.1 million included a gain of HK$11.2 million from disposal of subsidiaries. Earnings before interest, tax, depreciation and amortisation (EBITDA) amounted to HK$127.6 million (2001: HK$262.8 million).

PROSPECTS

The depressed job market with record unemployment together with the poor performance of the stock and property markets and a faltering global recovery have been major dampeners on consumer sentiment, and hamper any near term recovery in the advertising market. Whilst the economic outlook remains gloomy, we have seen some stability over the last few months in the volume of our recruitment advertising, display advertising, however, remains soft. It is difficult to see an improvement in business environments in the second half of the year, given the weak prevailing outlook with continued deflationary pressures in the job and property markets.

Over the last 12 months, the Group has undertaken various measures to control costs. At the same time, Management continues to invest in upgrading the Group's products and resources and explore new areas of growth. The recently announced restructuring of the editorial division of the newspapers, is an example of such an ongoing upgrading exercise. The appointment of a Publisher to the newspaper to work closely with the team of four executive editors, reflects Management's efforts to better define and deploy our resources, ensure more accountability and improvement to the quality and focus of our products. With these moves, the Group is well poised to benefit from an eventual upturn in the economy, and with our strong financial position, to take advantage of opportunities as they arise.

INTERIM DIVIDEND DISTRIBUTION

The Directors have declared the interim dividend distribution from the contributed surplus account of HK4 cents per share, amounting to HK$69.4 million, payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 30 October 2002 and payable on Friday, 8 November 2002.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, 25 October 2002 to Wednesday, 30 October 2002, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 24 October 2002 so as to qualify for the interim dividend distribution.

DIRECTORS

Mr. Chye Kuok Khoon Ho resigned as Director of the Company with effect from 3 September 2002. The Board would like to take this opportunity to record a note of special thanks and appreciation to Mr. Chye Kuok for all his effort and contribution during his tenure as Director of the Company.

EMPLOYEES

The Group has approximately 1,321 full-time employees as at 30 June 2002. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based upon the performance of the Group and individual employees.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2002.

CORPORATE GOVERNANCE

The Directors and Management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. The corporate governance principles adopted by the Group during the six months ended 30 June 2002 are in line with the corporate governance statement set out in the Company's 2001 Annual Report.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), save that the Non-executive Directors of the Company have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli, and a Non-executive Director, Mr. Chye Kuok Khoon Ho prior to his resignation with effect from 3 September 2002. Nine Audit Committee meetings have been held prior to the date of this announcement. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2002.

On behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 3 September 2002

Detailed interim results containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website (www.hkex.com.hk) in due course. The Interim Report 2002 of the Company will be dispatched to shareholders before end of September 2002.

* *For identification purpose only*

The Offer

The Company announces a proposed conditional voluntary cash offer to be made by HSBC on behalf of the Company to repurchase up to 173,438,400 Shares, representing approximately 10.0% of the total issued share capital of the Company as at the *Latest Practicable Date*, subject to the Conditions, on the following basis:

For every Share repurchased under the Offer — HK$3.60 in cash

Accordingly, *Qualifying Shareholders are assured of being able*, if they so wish, to sell to the Company 1 out of every 10 Shares they own as at the close of the Offer. Qualifying Shareholders will be able to submit acceptances in respect of some or all of their holdings of Shares, subject to scaling down in the manner *described below under* "Assured Entitlements and Scaling Down".

The maximum amount to be paid by the Company under the Offer, if fully tendered, is approximately HK$624.38 million. The consideration for the Offer will be in cash and will be financed by internal resources and banking facilities.

All Shares repurchased under the Offer will be cancelled and will not rank for any dividends to be paid by reference to a record date which falls after the date of their cancellation. **In particular, successfully tendered Shares will not receive any interim dividend that has been declared in respect of the six months ended 30 June 2002.** The Company's interim results and the amount of interim dividend declared has been published on 3 September 2002. Assuming full acceptance of the Offer, the Company's issued share capital will be reduced *to 1,560,945,596 Shares.*

The Shares are listed on the Stock Exchange and the Offer will be made in compliance with the Repurchase Code.

In compliance with Rule 3 of the Repurchase Code, *Section 49BA of the Companies Ordinance* (Chapter 32 of the Laws of Hong Kong) and Section 42A of the Companies Act 1981 of Bermuda, the Offer will be subject to the approval of the Independent Shareholders. The Offer will also be subject to the other terms and conditions referred to under "Conditions and Other Major Terms of the Offer" below.

Assured Entitlements and Scaling Down

As Kerry Media (*on behalf of the Kerry Group*) *has undertaken* to the Company that the Kerry Group will not accept the Offer, its Assured Entitlements of 60,583,800 Shares will be available to satisfy acceptances in respect of the Offer from other Qualifying Shareholders in excess of their respective Assured Entitlements. *Consequently*, Qualifying Shareholders who accept the Offer in respect of Shares in excess of their respective Assured Entitlements will be assured that at least a further approximately 1 Share for every 20 Shares will be accepted (rounded down to the nearest whole number of Shares). The number of Shares which may be acquired from particular Qualifying Shareholders who accept the Offer may increase further if any Qualifying Shareholder either tenders no acceptances in respect of the Offer or accepts the Offer in respect of fewer *Shares than is* represented by his or her Assured Entitlement.

The maximum number of Shares which will be repurchased under the Offer is 173,438,400 Shares, representing approximately 10.0% of the total issued share capital of the Company of 1,734,383,996 Shares as at the Latest Practicable Date.

In the event that the total number of Shares tendered to the Company under the Offer exceeds 173,438,400 Shares, the Company will take up Shares in excess of Assured Entitlements from each relevant Qualifying Shareholder on a pro rata basis, based on the total number of Shares in respect of which the Offer is validly accepted by *Qualifying Shareholders* in excess of their respective Assured Entitlements. In such circumstances, any valid acceptance of the Offer in excess of a Qualifying Shareholder's Assured Entitlement will be scaled down and calculated in accordance with the following formula (save that the Company may in its absolute discretion round such figure up or down with the intention of avoiding (as far as practicable) Shares being held by Shareholders in odd lots or fractional entitlements):

$$\frac{(173,438,400 - A)}{B} \times C$$

A = Total number of Shares in respect of which the Offer validly accepted by all accepting Qualifying *Shareholders and* which form either all or part of their respective Assured Entitlements (as the case may be)

B = Total number of Shares in respect of which the Offer is validly accepted by Qualifying Shareholders in excess *of their respective* Assured Entitlements

C = Total number of Shares in respect of which the Offer is validly accepted by the relevant Qualifying Shareholder in excess of his or her Assured Entitlement.

The decision of the Company as to any scaling down of acceptances of the Offer in excess of Assured Entitlements and as to the treatment of fractions will be conclusive and binding on all Shareholders.

In the event that *the total number of* Shares tendered to the Company under the Offer is less than or equal to 173,438,400 Shares, acceptances of the Offer in excess of Assured Entitlement will be accepted in full.

A Qualifying Shareholder will only be entitled to have a number of Shares at least equal to the Assured Entitlement repurchased if the Offer *becomes unconditional* in all respects and if the procedures relating to the acceptance of the Offer, including submitting a valid Form of Acceptance, are followed.

Note 1: The ultimate controlling shareholder of Kerry Media is Kerry Group Limited. Kerry Group Limited ("KGL") is a company incorporated in the Cook Islands. KGL holds 55% in Kerry Media, 10% of which is held directly and 45% of which is held via Kerry 1989 (C.I.) Limited, an indirect wholly owned subsidiary of KGL.

Note 2: Parties who are or are presumed to be acting in concert (as defined in the Takeovers Code) with Kerry Media in relation to the holding of Shares.

Directors' Shareholdings in the Company

	Number of shares of the Company		
Name of Director	**Personal interests**	**Other interests**	**Total**
Mr. Thaddeus Thomas Beczak	100,000	–	100,000
Tan Sri Dr. Khoo Kay Peng	–	105,944,000*	105,944,000
Dr. The Hon. David Li Kwok Po	100,000	–	100,000
Mr. Kuok Khoon Ean	340,000	–	340,000

* The interests in the 105,944,000 Shares are in respect of deemed corporate interests held by *Tan Sri Dr. Khoo Kay Peng* through (i) MUI Media Ltd. as to 89,794,000 Shares and (ii) Bonham Industries Limited as to 16,150,000 Shares.

Dealing of Shares by the Company

The Company has not repurchased any Shares in the six month period prior to this announcement, and will not conduct any on-market share repurchase from the date of this announcement up to and including the date the *Offer closes, lapses or is withdrawn*, as the case may be.

Expected Timetable

The expected timetable is indicative only and is subject to change. Any changes to the expected timetable will be announced separately by the Company. All references to time are Hong Kong time.

Offer period begins	Tuesday, 3 September 2002
Despatch of the Circular	Monday, 16 September 2002
SGM *(see Note 1)*	Wednesday, 2 October 2002
Announcement in newspapers of the results of the SGM and whether the Offer has become unconditional	Thursday, 3 October 2002
Latest time for submission of acceptances to the Offer *(see Note 2)*	4.00 pm on Wednesday, 16 October 2002
Closure of the Offer *(see Note 2)*	9.30 am on Thursday, 17 October 2002
Announcement in newspapers of *the results of the Offer (see Note 2)*	Friday, 18 October 2002
Latest date for despatch of cheques to accepting Qualifying Shareholders and (if applicable) return of *Share certificate(s) and other document(s)* for Shares not taken up *(see Note 2)*	Monday, 28 October 2002

Note 1: There will be no record date for ascertaining entitlements to attend and vote at the SGM.

Note 2: Assuming the Offer and the Whitewash Waiver are approved by the Independent Shareholders and the Offer has become unconditional on 2 October 2002.

The full timetable *of the Offer will be set out in the Circular.*

Future intentions of Kerry Group

Kerry Media (*on behalf of the Kerry Group*) has informed the Company that their undertaking not to accept the Offer is consistent with the Kerry Group's belief in, and commitment to, the Company and its businesses and that their shareholdings in the Company will continue to be treated as a long term investment. Kerry Media has informed the Company that it is the intention of the Kerry Group that, following completion of the Offer, the business, management and the board of the Company will remain unchanged save for the fact that the Company will continue to look for opportunities to divest its non-core assets such as its non-core property and investment *portfolio*. It is also the intention of the Kerry Group to maintain the Company's listing on the Stock Exchange.

Information on the Group

The Company is the holding company of South China Morning Post Publishers Limited, Hong Kong's leading publisher of English language newspapers, and, through other Group companies, is involved in the publication of magazines and Chinese language books.

The South China Morning Post and the Sunday Morning Post are one of Asia's premier English language daily and Sunday newspapers with the highest circulation of any English language newspaper in Hong Kong. The South China Morning Post is Hong Kong's leading English language commentator on Greater China and is read widely by business people, professionals, academics and government officials globally.

The South China Morning Post is the English language market leader in Hong Kong for display and recruitment advertising. Through www.scmp.com, established in 1996, news and information are also delivered to a global audience through multiple online channels.

The Group has joint ventures with Haymarket Publishing Limited of the UK and Hearst Magazines International of the US to publish Chinese-language and English language magazine titles. The Group is also involved in, *retailing video and film post-production*, and property investments through its various subsidiaries.

For the 18-month financial period ended 31 December 2001, the Group recorded an audited consolidated profit attributable to shareholders of approximately HK$482.8 million (or HK27.85 cents per Share) and as at 31 December 2001 its audited consolidated net asset value was approximately HK$2,107.7 million (or HK$1.22 per Share).

Future prospects of the Group

It is difficult to see an improvement in business environments in the second half of the year, given the prevailing weak economic outlook in Hong Kong, with continued deflationary pressures in the job and property markets. However, *over the last 12 months, the Group has undertaken* various measures to control costs (including reduction of headcounts and other operating expenses), whilst at the same time the Group's management continues to invest in upgrading its products and resources (such as the purchase of new colour *presses) to explore* new areas of growth (such as the separate sale of Classified Post) and to better define and deploy the Group's resources, ensuring more accountability and improvement to the quality and focus of its products. With these moves, the Group is well poised to benefit from an eventual upturn in the economy and, with its strong financial position, to take advantage of other opportunities as they arise.

The Directors are confident about the prospects of the Group and do not envisage any adverse effect arising from the Offer. Barring unforeseeable circumstances, the Directors are confident that the Offer will not inhibit *the Company's* ability to pay dividends in the future.

Special General Meeting

The Offer will be conditional upon, inter alia, the approval of the Independent Shareholders voting by way of a poll at the SGM and the granting of the Whitewash Waiver by the Executive.

A notice convening the SGM will be included in the Circular, which will be despatched to the Shareholders as soon as practicable. **The Kerry Group will *abstain from voting at the SGM on the resolutions* to approve the Offer and the Whitewash Waiver.**

An independent board committee of the Directors will be formed to advise the Independent Shareholders as to the terms of the Offer and the Whitewash Waiver. An independent financial adviser *will be appointed to advise* such independent board committee. An announcement will be made in respect of such appointment as soon as possible after the appointment is made.

General

HSBC has been appointed to advise the Company in regard to the Offer. HSBC is satisfied that sufficient *financial resources* are available to the Company from internal resources and existing bank facilities to enable it to satisfy acceptance of the Offer in full.

The Circular containing the terms of the Offer, together with Forms of Acceptance, will be despatched to the Qualifying Shareholders as soon as practicable, in accordance *with the Listing Rules and Repurchase Code.*

Shareholders and potential investors should be aware that the Offer is subject to all the Conditions being fulfilled and therefore it may or may not become unconditional. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Suspension of Trading

At the request of the Company, the Shares were suspended from trading on the *Stock Exchange* at 3:23 pm on 3 September 2002 pending the release of this announcement. An application will be made to the Stock Exchange for the resumption of trading in the Shares from 9:30 am on 4 September 2002.

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Proposed conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

The Company announces a proposed conditional voluntary cash offer to be made by HSBC on behalf of the Company to repurchase up to 173,438,400 Shares, representing approximately 10.0% of the total issued share capital of the Company as at the Latest Practicable Date, at an offer price of HK$3.60 per Share, subject to the Conditions.

The maximum amount to be paid by the Company under the Offer, if fully tendered, is approximately HK$624.38 million. The consideration for the Offer will be in cash and will be financed by internal resources and banking facilities.

Kerry Media, the controlling shareholder of the Company, has (on behalf of the Kerry Group) undertaken that the Kerry Group will not take up the Offer in respect of any of the Shares owned by it. Assuming full acceptance of the Offer by the Independent Shareholders, the interest held by the Kerry Group in the Company would increase from its current level of approximately 34.93% to approximately 38.81% of the reduced issued share capital of the Company upon completion of the Offer, thus triggering an obligation under Rule 26 of the Takeovers Code for the Kerry Group to make a mandatory general offer for all the Shares not held by the Kerry Group.

An application will be made to the Executive for the Whitewash Waiver.

The Offer will be conditional upon the granting of the Whitewash Waiver by the Executive and the approval of the Offer and the Whitewash Waiver by the Independent Shareholders voting by poll at the SGM.

If the Whitewash Waiver is not granted by the Executive, or if the resolutions to approve the Offer and the Whitewash Waiver are not passed by the Independent Shareholders, the Offer will not proceed.

The Shares were suspended from trading on the Stock Exchange at 3:23 pm on 3 September 2002 pending the release of this announcement. An application will be made to the Stock Exchange for the resumption of trading in the Shares from 9:30 am on 4 September 2002.

WARNING: As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

6

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Assured Entitlement(s)"	entitlement(s) (rounded down to the nearest whole number of Shares) to tender 1 Share for every 10 Shares held by each Qualifying Shareholder
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"Circular"	the circular to Shareholders (encompassing the offer document, the notice of the SGM and the proxy form for voting at the SGM) to be issued in connection with the Offer
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Conditions"	the conditions to which the Offer will be subject
"Director(s)"	the director(s) of the Company
"Excluded Shareholder"	subject to the prior consent of the Executive, any Overseas Shareholder whose address, as shown on the Register as at the time of submission of his or her acceptance in respect of the Offer or at the latest time for submission of acceptances in respect of the Offer, is located in any jurisdiction the laws of which prohibit the making of the Offer to such Shareholder or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Form of Acceptance"	the form of acceptance to be issued with the Circular to Qualifying Shareholders for use by such persons in connection with the Offer
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Independent Shareholders"	Shareholders other than the Kerry Group
"Kerry Group"	Kerry Media and parties who are or are presumed to be acting in concert (as defined in the Takeovers Code) with it in relation to the holding of Shares
"Kerry Media"	Kerry Media Limited, a company incorporated in Hong Kong
"Latest Practicable Date"	3 September 2002, being the latest practicable date prior to the release of this announcement for the purpose of ascertaining certain information contained herein
"Offer"	the proposed conditional voluntary cash offer to be made by HSBC, on behalf of the Company, to repurchase Shares from all Qualifying Shareholders up to 173,438,400 Shares at the Offer Price, subject to the terms and conditions to be set out in the Circular and the Form of Acceptance
"Offer Price"	HK$3.60 per Share
"Overseas Shareholders"	Shareholders whose addresses, as shown on the Register, are outside Hong Kong
"Qualifying Shareholders"	Shareholders, other than Excluded Shareholders, whose names appear on the Register as at the latest time for submission of acceptances in respect of the Offer
"Register"	the register of members of the Company
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"SGM"	the special general meeting of the Shareholders to be convened in connection with the Offer and the Whitewash Waiver
"Share(s)"	Share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	registered holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Whitewash Waiver"	a waiver by the Executive in respect of the obligations of the Kerry Group to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code for all the Shares (other than Shares held by the Kerry Group) which may otherwise arise as a result of completion of the Offer

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 3 September 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

Conditions and Other Major Terms of the Offer

Completion of the Offer will be conditional upon the following events occurring on or before 2 October 2002 (or such later date as the Company may determine):

(a) the granting of the Whitewash Waiver by the Executive; and

(b) the passing of an ordinary resolution by way of a poll to approve the Offer and the Whitewash Waiver by the Independent Shareholders, either voting in person or by proxy, at the SGM.

If the Whitewash Waiver is not granted by the Executive, or if the resolutions to approve the Offer and the Whitewash Waiver are not passed by the Independent Shareholders, the Offer will not proceed.

If the Offer is approved by the Independent Shareholders, the Offer will remain open for acceptance for a period of 14 days after the date of the SGM. However, the Company reserves the right to extend the time for acceptance of the Offer in accordance with the provisions of the Repurchase Code.

Acceptances by Qualifying Shareholders under the Offer will be irrevocable and cannot be withdrawn after the Offer is declared unconditional.

Shares will be repurchased free of commissions and dealing charges, but the seller's stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof due on the repurchase of Shares will be deducted from the amount payable to the relevant Qualifying Shareholders. The Company will hold the amount so deducted and will pay the same to the Stamp Duty Office in accordance with the Stamp Duty Ordinance.

Acceptance of the Offer by any person will be deemed to constitute a warranty by such person to HSBC and to the Company that the Shares are sold by such person free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after the date of this announcement (including the right to all dividends and distributions (if any) declared, made or paid on or after the date of this announcement).

All Shares repurchased under the Offer will be cancelled and will not rank for dividends to be paid by reference to a record date which falls after the date of their cancellation. **In particular, successfully tendered Shares will not receive any interim dividend has been be declared in respect of the six months ended 30 June 2002.**

The Offer will not be conditional as to any minimum number of acceptances.

The full terms and conditions of the Offer will be set out in the Circular and the Form of Acceptance.

Financial effects of the Offer

The tables below summarize the financial effects of the Offer based on the results of the Group for the 18-month financial period ended 31 December 2001 prior to and upon successful completion of the Offer.

A. *Earnings per Share*

	Prior to Offer	Completion of Offer
No. of Shares in issue	1,734,383,996	1,560,945,596
Consolidated net profit for the 18 month financial period ended 31 December 2001	HK$482,793,000	HK$482,793,000
Expenses of the Offer *(Note 1)*	-	HK$(21,700,000)
Adjusted consolidated net profit	HK$482,793,000	HK$461,093,000
Earnings per Share	27.85 cents	29.54 cents
An increase of:		**6.07%**

Note 1: Funded by internal cash and bank borrowings (on an approximately 50:50 ratio), based on estimated expenses plus interest income foregone and net borrowing cost, adjusted for an 18-month period.

B. *Net asset value*

	Prior to Offer	Completion of Offer
No. of Shares in issue	1,734,383,996	1,560,945,596
NAV as at 31 December 2001	HK$2,107,720,000	HK$2,107,720,000
Adjustments:		
Cost of Offer	-	HK$(624,378,239)
Expenses of the Offer *(Note 1)*	-	HK$(21,700,000)
Adjusted NAV	HK$2,107,720,000	HK$1,461,641,761
Adjusted NAV per Share	HK$1.22	HK$0.94
A decrease of:		**(22.95)%**

Note 1: Funded by internal cash and bank borrowings (on an approximately 50:50 ratio). Based on estimated expenses plus interest income foregone and net borrowing cost.

C. *Return on Shareholders' Funds*

	Prior to Offer	Completion of Offer
Adjusted consolidated net profit	HK$482,793,000	HK$461,093,000
Adjusted NAV (shareholders' funds)	HK$2,107,720,000	HK$1,461,641,761
Return on shareholders' funds	22.91%	31.55%
An increase of:		**37.71%**

Reasons for the Offer

The Directors consider that the Offer is in the best interests of the Company for the following reasons:

(a) the Offer is expected to enhance Shareholder value by increasing earnings per Share in future years. Based on the audited results of the Group for the 18-month financial period ended 31 December 2001 (due to a change in accounting year end), if the Offer had been completed on the first day of that financial period (after adjusting for the funding costs of the Offer), earnings per Share would have increased by 6.07% from HK27.85 cents to HK29.54 cents, return on shareholders' funds would have increased by 37.71% from 22.91% to 31.55%, whilst net asset value per Share would have decreased by 22.95% from HK$1.22 to HK$0.94, as at the end of that financial period;

(b) currently, the Group does not foresee any excess funding requirements in the near future, and as such, the Group's future capital requirements do not require the maintenance of the current capital base. The Offer will be an effective means to incorporate some gearing (through utilising banking facilities) into the Group's balance sheet for a more efficient capital structure, and to return excess cash to Shareholders, especially the Independent Shareholders, since the Kerry Group has undertaken that it will not accept the Offer. The Company intends to fund the Offer by internal cash and bank borrowings on an approximately 50:50 ratio. It is, therefore, an appropriate time to offer to Shareholders a mechanism which allows them to decide upon their preferred level of investment in the Company's future. The Offer mechanism will allow more flexibility for Shareholders than other methods, such as a special dividend, which would be imposed on all Shareholders; and

(Assuming full acceptance of the Offer, based on 1,734,383,996 Shares issued and total consideration of HK$624,378,239, the Offer is equivalent to returning HK$0.36 per Share to all Shareholders (calculated on the basis of 1 Share at HK$3.60 cash for every 10 Shares), and if the Kerry Group does not accept the Offer, then the remaining Shareholders would receive the equivalent of HK$0.54 per Share (calculated on the basis of an additional 1 Share at HK$3.60 cash for every 20 Shares).)

(c) the Offer gives Shareholders the choice either to tender Shares and receive cash or to increase their proportionate shareholding in the Company by retaining their holdings.

Odd Lots

Qualifying Shareholders should note that acceptance of the Offer may result in their holding of odd lots of Shares. Accordingly, a designated broker will be appointed by the Company, who will agree to match sales and purchases of odd lot holdings of Shares in the market for a period of six weeks from the completion of the Offer.

Valuation of the Offer

The Offer Price per Share values the entire issued share capital of the Company at approximately HK$6.24 billion. The Offer Price represents:

(i) a premium of approximately 5.1% to the closing price per Share of HK$3.425 on 3 September 2002;

(ii) a premium of approximately 6.8% to the five-day average closing price per Share of approximately HK$3.37;

(iii) a premium of approximately 4.6% to the one-month average closing price per Share of approximately HK$3.443;

(iv) a discount of approximately 11.7% to the three-month average closing price per Share of approximately HK$4.075;

(v) a discount of approximately 18.2% to the six-month average closing price per Share of approximately HK$4.4; and

(vi) a premium of approximately 195.1% to the audited consolidated net asset value per Share of approximately HK$1.22 as at 31 December 2001.

Overseas Shareholders

In order to address concerns regarding the implications under overseas securities laws of making the Offer to Overseas Shareholders (which implications may include illegality, filing and registration requirements or the need for compliance with other requirements), subject to the prior consent of the Executive, the Offer will not be made to any Overseas Shareholder who is located in any jurisdiction the laws of which prohibit the making of the Offer to such Shareholder or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company, nor will the Offer be capable of being accepted by such Excluded Shareholders. If necessary, an application will be made to the Executive for such exclusion under Note 3 to Rule 8 of the Takeovers Code and if appropriate a further announcement will be made in this respect.

As the Offer to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdictions, Overseas Shareholders should inform themselves about and observe any applicable legal requirements and, where necessary, seek legal advice.

It is the responsibility of each Overseas Shareholder who wishes to accept the Offer to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consents which may be required or compliance with other necessary formalities or legal requirements.

Each of the Excluded Shareholders will be entitled to attend and vote at the SGM (whether in person or by proxy).

Nominee Registration of Shares

To ensure equality of treatment of Shareholders, those Qualifying Shareholders who hold Shares as nominees for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for beneficial owners of Shares, whose investments are registered in nominee names (including those whose interests in Shares are held through CCASS), to accept the Offer, it is essential that they provide instructions to their nominee agents of their intentions with regard to the Offer.

Whitewash Waiver

As at the Latest Practicable Date, the Kerry Group was interested in 605,838,000 Shares, representing approximately 34.93% of the issued share capital of the Company. Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code provide that where, as a result of share repurchases, a shareholder's proportionate interest in the voting rights of the repurchasing company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code.

Kerry Media (on behalf of the Kerry Group) has undertaken to the Company that the Kerry Group will not accept the Offer in respect of Shares owned by it. Assuming full acceptance of the Offer by the Independent Shareholders, the interest held by the Kerry Group in the Company would increase from its current level of approximately 34.93% to approximately 38.81% of the reduced issued share capital of the Company upon completion of the Offer. The increase of the interest in the Company's issued share capital held by the Kerry Group to 35% or more after the completion of the Offer would (but for a waiver from the Executive) give rise to an obligation under Rule 26 of the Takeovers Code on the part of the Kerry Group to make a mandatory general offer for all the Shares not held by the Kerry Group. The relevant shareholding threshold which would trigger the obligation on the Kerry Group to make such a mandatory general offer under Rule 26 of the Takeovers Code is 35% (rather than the usual 30%) because the Kerry Group held between 30% and 35% of the Company on 19 October 2001.

Accordingly, an application will be made to the Executive for the Whitewash Waiver.

The Offer and the Whitewash Waiver will be subject to the approval of the Independent Shareholders to be obtained by way of poll. If the Whitewash Waiver is not granted, the Offer will not proceed.

Shareholding structures

Assuming full acceptance of the Offer by the Independent Shareholders and that the number of Shares in issue as at the Latest Practicable Date remains unchanged prior to completion of the Offer, the shareholding structure of the Company prior to and upon completion of the Offer would be as follows:

Immediately before the Offer



Kerry Media (Note1)
Concert Parties (Note2)
Independent Shareholders
30.26%
4.67%
65.07%
Company

Total issued share capital: 1,734,383,996 Shares

Immediately after completion of the Offer



Kerry Media (Note1)
Concert Parties (Note2)
Independent Shareholders
33.61%
5.20%
61.19%
Company

Total issued share capital: 1,560,945,596 Shares